KRAMER LEVIN NAFTALIS & FRANKEL LLP

Richard H. Gilden Partner Phone: 212-715-9486 Fax: 212-715-8085 RGilden@KRAMERLEVIN.com

July 19, 2011

VIA EDGAR AND FAX

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ceragon Networks LTD.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 000-30862

Dear Mr. Spirgel:

Reference is made to the letter, dated July 14, 2011, to Mr. Ira Palti, President and Chief Executive Officer of Ceragon Networks LTD. (the “Company”), setting forth the comments (the “Comment Letter”) of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2010, filed with the Securities and Exchange Commission on March 31, 2011.

I am hereby requesting, on behalf of the Company, an extension for filing its response to the Comment Letter.  The Company will use diligent efforts to provide its response to the Staff by the close of business on August 18, 2011.

Should you have any questions regarding this letter, please do not hesitate to contact me at (212) 715-9486.

Sincerely,

/s/ Richard H. Gilden
Richard H. Gilden

cc:           Ira Palti
Donna Gershowitz
Ceragon Networks LTD.